ArcelorMittal Announces Effectiveness of Second-Step Merger of ArcelorMittal into Arcelor

Luxembourg, 13 November 2007 - Today, ArcelorMittal announces the effectiveness of the merger of ArcelorMittal into Arcelor, following approval by the Extraordinary General Meetings of Shareholders of ArcelorMittal and Arcelor on 5 November 2007. The merger is the second step in the two-step merger process between Mittal Steel Company N.V. (which merged into ArcelorMittal on 3 September 2007) and Arcelor.

As a result of the merger, Arcelor has been renamed “ArcelorMittal” (effective today) and holders of ArcelorMittal shares automatically received one newly issued ArcelorMittal (ex-Arcelor) share for every one (former) ArcelorMittal share on the basis of their respective holdings in (former) ArcelorMittal.

As of today, the ArcelorMittal (ex-Arcelor) shares are listed and traded on Euronext Amsterdam, Euronext Brussels and Euronext Paris by NYSE Euronext, the stock exchanges of Barcelona, Bilbao, Madrid and Valencia, and the New York Stock Exchange, and are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the regulated market of the Luxembourg Stock Exchange.

The former ArcelorMittal shares automatically disappeared in the merger and are no longer listed and traded on any of the abovementioned stock exchanges.

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks.

An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information Arcelor Mittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Mark Mann	+44 203 214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik/ Martin Leeburn	+44 20 7379 5151	France
Belgium		Sandra Luneau	+33 1 71 92 00 58
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Anne France Malrieu / Grégoire Lucas, Image 7	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397